Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

Three Months Ended March 31, 2003
(Unaudited)
Earnings:
Income before income taxes, net of minority interest in income of affiliates	$217,540
Adjustments:
Net interest expense (1)	29,946
Amortization of capitalized interest	2,081
Portion of rental expense representative of interest	745
Undistributed income of affiliate	(8,514)
Minority interest in net income of affiliates	37,789

$279,587

Fixed Charges:
Net interest expense (1)	$29,946
Capitalized interest	1,290
Portion of rental expense representative of interest	745

$31,982

Ratio of earnings to fixed charges	8.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.